BANCO INTERNACIONAL DEL PERU S.A.A. - INTERBANK

miércoles, 21 de febrero de 2024

Sres.

Superintendencia del Mercado de Valores

Presente.-

HECHO DE IMPORTANCIA : Comunicación de Cambios en la Participación y Cargos de los Relacionados

De conformidad con lo establecido en el Reglamento de Hechos de Importancia e Información Reservada, aprobado mediante Resolución SMV Nº 005-2014-SMV/01, comunicamos la siguiente información:

Tipo de Organo: Sesión de Directorio

Fecha de Acuerdo: 21/02/2024

Descripción Hecho de Importancia : Próximos cambios en la Gerencia General

Observaciones: El Directorio acordó, por unanimidad, designar al señor Carlos Tori, actual Vicepresidente de Payments, como Gerente General de Interbank a partir del 1 de mayo de 2024. El señor Luis Felipe Castellanos, actual Gerente General del Banco, permanecerá en dicho cargo hasta el 30 de abril del presente año.

Tipo de Relacionado: GERENTE GENERAL

Tipo de Movimiento: CAMBIO

GERENTE GENERAL: CASTELLANOS LOPEZ TORRES, LUIS FELIPE

Fechas Inicial: 01/01/2011

Fecha Final: 30/04/2024

Tipo de Relacionado: GERENTE GENERAL

Tipo de Movimiento: CAMBIO

GERENTE GENERAL: TORI GRANDE, CARLOS JOSE

Fechas Inicial: 01/05/2024

TIPO RELACION	NOMBRE	CARGO
GERENTE GENERAL	TORI GRANDE, CARLOS JOSE

Cordialmente,

ROBERTO RICARDO ESPINOZA CHECA

REPRESENTANTE BURSATIL

BANCO INTERNACIONAL DEL PERU S.A.A. - INTERBANK